                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors of
UMB Scout Worldwide Fund, Inc.,
UMB Scout Worldwide Select Fund
     and
the Securities and Exchange Commission:

RE: UMB Scout Worldwide Fund, Inc.
    UMB Scout Worldwide Select Fund
    Form N-17f-2
    File Number 811-7472

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND, without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               /s/ BKD, LLP

Kansas City, Missouri
January 21, 2005

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

          811-7472                                             November 30, 2004

2. State Identification Number:

AL 25690          AK 60039455        AZ 23261               AR 60008577         CA 308-7989         CO IC-94-06-769

CT 1001461        DE 9072            DC 60012572            FL *                GA SC-1507          HI *

ID 50644          IL 60005125        IN 93-0423 IC          IA I-44127          KS 1999S0001139     KY M34790

LA 94812          ME MFN212692       MD SM19 990911         MA 04045845         MI 930556           MN R-36764.1

MS 60032951       MO 1993-00673      MT 41176               NE 37938            NV *                NH *

NJ MF-0645        NM 3157            NY S 28 75 37          NC 7489             ND Y343             OH 42390

OK SE-2094813     OR 2001-1468       PA 1993-07-010MF       RI *                SC MF12209          SD 18922

TN RM04-1721      TX C 59102-003-06  UT 006-6364-13         VT 4/23/99-12       VA 117742           WA 60023421

WV MF-34890       WI 367263-03       WY 20513               PUERTO RICO S-25523

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout WorldWide Select Fund.

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

          811-7472                                             November 30, 2004

2. State Identification Number:

AL 25689                AK 60038244        AZ 8694                AR 60008576           CA 308-7989      CO IC-94-06-769

CT 214198               DE 8684            DC 60012570            FL *                  GA SC-1507       HI *

ID 48847                IL 60005125        IN 93-0423 IC          IA I-29840            KS 94S0000015    KY M34790

LA 94812                ME MFN208013       MD SM19 980018         MA 04045844           MI 935642        MN R-36764.1

MS MF-98-01-002         MO 1993-00673      MT 28321               NE 25994              NV *             NH *

NJ MF-0645              NM 14065           NY S 27 53 21          NC 7489               ND U563          OH 42390

OK SE-2084914           OR 2001-1468       PA 1993-07-010MF       RI *                  SC MF11220       SD 10597

TN RM04-1721            TX C 42953-034-12  UT 006-6364-13         VT 1/16/98-25         VA 117742        WA 60019803

WV MF-24123             WI 341394-03       WY 20513               PUERTO RICO S-19806

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout WorldWide Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors of
UMB Scout Kansas Tax-Exempt Bond Fund, Inc.
     and
the Securities and Exchange Commission:

RE: UMB Scout Kansas Tax-Exempt Bond Fund, Inc.
    Form N-17f-2
    File Number 811-08513

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, with respect to securities of UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC., without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               /s/ BKD, LLP

Kansas City, Missouri
January 21, 2005

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-08513                                                 November 30, 2004

2. State Identification Number:

AL              AK                   AZ                   AR                 CA               CO

CT              DE                   DC                   FL *               GA               HI

ID              IL                   IN                   IA                 KS 98S0000990    KY M34790

LA 94812        ME                   MD                   MA                 MI               MN

MS              MO 1998-00198        MT                   NE                 NV               NH *

NJ MF-0645      NM                   NY                   NC                 ND               OH 42390

OK              OR                   PA                   RI                 SC               SD

TN              TX                   UT 006-6364-13       VT                 VA               WA

WV              WI                   WY                   PUERTO RICO

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout Kansas Tax-Exempt Bond Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Kansas Tax-Exempt Bond Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004 and from June 30, 2004 through November 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 and from June 30, 2004 through November 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC.

By  /s/ LARRY SCHMIDT
   -------------------------------------
    Larry Schmidt, Senior Vice President

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors of
UMB Scout Funds
     and
the Securities and Exchange Commission:

RE: UMB Scout Funds
    Form N-17f-2
    File Number 811-09813

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund) (the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, with respect to securities of UMB SCOUT FUNDS, without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

- Reconciliation of all such securities to the books and records of the Trust and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

      This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               /s/ BKD, LLP

Kansas City, Missouri
January 21, 2005

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:
    811-09813                                        November 30, 2004

2. State Identification Number:

AL 27543,             AK 60038536,       AZ 26608,            AR 60000108,             CA *                CO IC-2000-18-580
   25685,                60038241,          26609,               60000110,
   27544,                60040081,          31137,               60000111,
   29702                 60038537           8465                 60000109

CT 1007101,           DE 29956,          DC 60012789,         FL *                     GA SC-MF-040734     HI *
   1007102,              29957,             60012607,
   1015707,              8681,              60012563,
   214195                32282              60012561

ID 52167,             IL 60000033        IN 00-0346IC         IA I-46968,              KS 2000S0001251,    KY M34790
   52168,                                                        I-46969,                 2000S0001252,
   54333,                                                        I-51262,                 2001S0001629,
   48844                                                         I-26193                  87S0001009

LA 94812              ME MFN211224,      MD SM20000901,       MA 04045833,             MI 922499,          MN R-42778.1
                         MFN200609,         SM20000900,          04045836,                922501,
                         MFN 214176         SM20011626,          04045837,                928372,
                         MFN211223          SM19980021           04045838                 935635

MS 60000938,          MO 2000-00609      MT 43387,            NE 40258,                NV *                NH *
   60000937,                                43388,               40259,
   60005324,                                46780,               43447,
   MF-98-01-001                             28405                22604

NJ MF-0645            NM 1816,           NY S29-43-00,        NC *                     ND AB353,           OH 42390
                         5724,              S29-78-92,                                    AB354,
                         1817,              S27-53-23,                                    AF300,
                         6819               S29-44-94                                     U560

OK SE-2084908,        OR 2001-1464       PA 2000-03-120MF     RI *                     SC MF-12955,        SD 21867,
   SE-2084909,                                                                            MF-12956,           21868,
   SE-2094810,                                                                            MF-14031,           25670,
   SE-2094811                                                                             MF-14035            9889

TN RM04-1718          TX C62240-001-05   UT 006-6364-13       VT 3/31/00-05,           VA 118050           WA 60026259,
                         C66910-000-03                           3/31/00-06,                                  60026258,
                         C39435-013-14                           6/29/01-10,                                  60030517,
                         C62241-000-05                           1/16/98-23                                   60019806

WV   MF37974,         WI 386282-03,      WY 21645             PUERTO RICO    S-22921,
     MF37975,            386358-03,                                          S-22922,
     MF42556,            413904-03,                                          S-25030
     MF24145             341392-03

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Funds (the "Trust") (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004 and from June 30, 2004 through November 30, 2004.

      Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 and from June 30, 2004 through November 30, 2004, with respect to securities reflected in the investment account of the Trust.

UMB SCOUT FUNDS

By  /s/ LARRY SCHMIDT
   -------------------------------------
    Larry Schmidt, Senior Vice President

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004 and from June 30, 2004 through November 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 and from June 30, 2004 through November 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT WORLDWIDE FUND, INC.
UMB SCOUT WORLDWIDE SELECT FUND

By  /s/ LARRY SCHMIDT
   -------------------------------------
    Larry Schmidt, Senior Vice President